April 2, 2015

Securities and Exchange Commission

Divison of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mara L. Ransom
Charlie Guidry
Robert Babula
Lisa Sellars

Re:	Tallgrass Energy GP, LP
Registration Statement on Form S-1
Filed February 24, 2015
File No. 333-202258

Ladies and Gentlemen:

Set forth below are the responses of Tallgrass Energy GP, LP (the “Partnership”) to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated March 26, 2015, with respect to the above-captioned submission.

The Partnership is concurrently filing Amendment #1 to its Registration Statement on Form S-1 (the “Registration Statement”) via EDGAR. For your convenience, five marked copies of the Registration Statement will be hand delivered to you to facilitate your review.

For your convenience, we have repeated in bold type the comments and requests for additional information as set forth in the Staff’s comment letter. The Partnership’s response to each comment or request is set forth immediately below the text of the applicable comment or request.

General

1.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Securities and Exchange Commission

April 2, 2015

Response: We have not provided, nor have we authorized anyone to provide on our behalf, written communications to potential investors in reliance on Section 5(d) of the Securities Act. If, following the date of this letter, any such written communication is provided to potential investors, we will supplementally provide such written communications to the Staff. The underwriters that are participating in our offering have confirmed to us that they have not published or distributed any research reports about the Partnership in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act. If, following the date of this letter, any such reports are published or distributed, we will supplementally provide such reports to the Staff.

2.	Please update the prospectus with details of your March 1, 2015 acquisition of a one-third interest in Tallgrass Pony Express Pipeline, LLC.

Response: We have revised the disclosure throughout the Registration Statement as requested.

Summary

3.	Please revise this section, minimizing or eliminating duplicative disclosures. Your summary should provide a brief overview of the key aspects of the offering and should avoid disclosure repeated elsewhere that does not enhance the quality of the information. Please refer to Section II(A)(3)(c) of Securities Act Release No. 33-6900, Item 503(a) of Regulation S-K, and Note 4 to Securities Act Rule 421.

Response: In response to the Staff’s comment, we have revised the “Summary” section of the Registration Statement as requested.

Summary

Tallgrass Energy GP, LP, page 1

4.	We note your presentation of the aggregate quarterly cash distribution to you from Tallgrass Equity, LLC, which assumes approximately 49 million common units outstanding as of January 26, 2015. The disclosure on page 170 appears to indicate that Tallgrass Energy Partners, LP recently completed an equity offering and now has approximately 59 million common units outstanding. Please tell us why you believe this disclosure is meaningful to investors as it appears that it would no longer reflect what you would receive from Tallgrass Equity, LLC and if you considered providing pro forma aggregate quarterly cash distribution information which assumes approximately 59 million Tallgrass Energy Partners, LP common units outstanding. Please also disclose that this is not a reflection of the amount of cash distributions you would make to your investors due to cash requirements at Tallgrass Equity, LLC and by you.

Securities and Exchange Commission

April 2, 2015

Response: Following the closing of Tallgrass Energy Partners, LP’s recent equity offering, we have updated the disclosure throughout the Registration Statement to provide pro forma cash distribution information that reflects the number of Tallgrass Energy Partners, LP (“TEP”) common units that are currently outstanding. We acknowledge the Staff’s comment regarding disclosure that the amount of cash distributions we expect to make to our Class A shareholders will be subject to any cash requirements at Tallgrass Equity or the Partnership, and note that a summary of these potential cash requirements is included immediately following the two charts demonstrating hypothetical annualized TEP distributions to Tallgrass Equity. Please see pages 5 and 6 of the Registration Statement. The notes to the charts indicate that hypothetical distribution amounts are to Tallgrass Equity, not to us or our Class A shareholders. The paragraph immediately following the charts and related notes explains how such distributions to Tallgrass Equity will be distributed by Tallgrass Equity, after deducting certain expenses, to us and the Exchange Right Holders (as defined in the Registration Statement), and that distributions to us, after deducting income taxes and any reserves created by our general partner, will be distributed to the Class A shareholders. Thus, we believe that repeating that information in the notes to the charts would be duplicative and potentially confusing to investors.

5.	In the third full paragraph of page 2, you indicate that you have exposure to “some of the most important basins and high-consumption regions for natural gas and crude oil in the U.S.” Please disclose your basis for the descriptive term “most important.” If based on management’s belief, please indicate this is the case and include a basis for that belief.

Response: We have revised the Registration Statement to indicate that the statement referenced in the Staff’s comment represents management’s belief and to include a discussion of the basis for that belief. Please see page 2 of the Registration Statement.

We believe that, through TEP’s assets and additional assets that may be offered by Tallgrass Development, LP (“Tallgrass Development”) to TEP, we are exposed to some of the most important basins and high-consumption regions for natural gas and crude oil in the United States because of the overall supply and demand of the regions that our assets serve. With respect to natural gas supply, TEP and Tallgrass Development operate in the Rocky Mountain and Appalachian regions, two of the largest natural gas regions by production in the United States according to the U.S. Energy Information Administration (“EIA”), through the ownership and operation of the Tallgrass Interstate Gas Transmission system, Tallgrass Midstream, LLC, the Trailblazer Pipeline, and the Rockies Express Pipeline. With respect to crude oil supply, the Pony Express Pipeline sources crude oil from the Bakken and Rocky Mountain regions, two of the largest crude oil production regions in the United States according to EIA.

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April 2, 2015

Further, TEP and Tallgrass Development serve natural gas consumer markets in the Midwest, Mid-Atlantic and in New England that have historically consisted of, and continue to make up, 42% of end-user demand according to EIA. The Pony Express Pipeline, which runs from Guernsey, Wyoming to Cushing, Oklahoma, delivers crude into a significant hub in the U.S. crude market, which is vital both in terms of overall storage capacity, with nearly 20% of the nation’s crude tank farm storage according to EIA, and contributions to the predominant refining regions of the United States.

6.	We note you disclosed the non-GAAP measure quarterly Adjusted EBITDA on page 3. Please tell us why you are comparing second quarter 2013 to fourth quarter 2014 and if there are any seasonal fluctuations in your business that would impact this comparison. Please also tell us where you have provided the disclosures related to non-GAAP measures including a reconciliation to the most directly comparable GAAP measure as required by Item 10(e) of Regulation S-K.

Response: We have revised the Registration Statement to remove the non-GAAP measure quarterly Adjusted EBITDA referenced in your comment. Please see pages 3, 104 and 135 of the Registration Statement. The remaining disclosure in those sections compares TEP’s quarterly distribution per common unit for the second quarter 2013 to fourth quarter 2014 to show the distribution increase since TEP became a public company in May 2013. TEP’s distribution increases are generally not impacted by business seasonality.

7.	Explain to us and revise to disclose why you anticipate available deductions will offset your taxable income for each of the periods ending December 31, 2015, 2016 and 2017. Further, please explain to us why you elected to be taxed as a C Corporation for U.S. federal income tax purposes. In this regard, an overview of the substantive reasons for this election would facilitate our review.

Response: In response to the Staff’s question and comment, we have revised the Registration Statement on page 214 to clarify that, as a result of the application of the principles of Section 704(c) to our investment in Tallgrass Equity and the elections made by Tallgrass Equity and TEP under Section 754 of the Code, we are entitled to depreciation and amortization deductions with respect to the assets of TEP computed as if those assets had a tax basis equal to their fair market value at the time of our investment. This will result in depreciation and amortization deductions that we anticipate will offset our taxable income for, at a minimum, each of the periods ending December 31, 2015, 2016, and 2017. In addition, future exchanges of retained interests in Tallgrass Equity and Class B shares in us for our Class A shares generally will result in additional basis adjustments with respect to our interest in the assets of Tallgrass Equity (and indirectly in TEP). We expect to benefit from additional tax deductions resulting from those adjustments, the amount of which will vary depending on the value of the Class A shares at the time of the exchange. In further response to the Staff’s comment, we have added cross-references to this disclosure in other places in the Registration Statement that reference our belief that available deductions will offset our taxable income for each of the years ending December 31, 2015, 2016 and 2017. Please see pages 23, 70, 71 and 188 of the Registration Statement.

Securities and Exchange Commission

April 2, 2015

The Partnership has elected to be taxed as a corporation for federal income tax purposes because it believes that this election will provide the Partnership with access to a larger pool of investor capital. This access largely results from the fact that certain institutional investors will only make (or at least have a strong preference for) investments in entities that issue Form 1099s to investors as opposed to entities that issue partnership returns on Form K-1, which returns include an allocation of specific types of income that certain institutional investors desire to avoid. We do not believe an explanation of the reasons for our election to be treated as a corporation for federal income tax purposes is material to an investment decision with respect to the Partnership’s Class A shares and therefore have not included additional language explaining the election. For an example of an entity with a similar structure that elected to be taxed as a corporation, please refer to Plains GP Holdings, LP. We have disclosed in the Summary of the Registration Statement and elsewhere the different nature of the tax reporting associated with an investment in the Partnership, as compared to a master limited partnership. See pages 7, 22, 23, 71,72, 139, 187, 188, 189 and 214 of the Registration Statement.

Historical Growth in Quarterly TEP Cash Distributions, page 3

8.	Please clearly and prominently indicate next to the table you present here and elsewhere in the prospectus that the amounts and increases associated with Tallgrass Energy Partners, LP’s historical distributions are not necessarily indicative of its future ability to distribute similar amounts or continue to increase such amounts.

Response: We have revised the Registration Statement as requested. Please see pages 4 and 136 of the Registration Statement.

Hypothetical Annualized TEP Distributions to Tallgrass Equity, page 4

9.	Please revise this chart, providing a more balanced presentation of the potential decrease in distributions. Should this chart appear in multiple places in your amendment, please make these same changes in every instance.

Response: We have revised the Registration Statement as requested. Please see pages 5 and 137 of the Registration Statement.

10.

Please revise the note to this chart to indicate that the chart also assumes an increase in Tallgrass Energy Partners, LP’s distributable cash sufficient to offset the distribution reduction that would otherwise occur upon the inclusion in the total share count of (i) the 10,000,000 shares issued in connection with the “TEP Equity Offering” and (ii) any future

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April 2, 2015

issuance of additional common units. Should this chart appear in multiple places in your amendment, please make these same changes in every instance.

Response: As referenced in our response to comment #4 above, we have updated the disclosure throughout the Registration Statement to provide pro forma cash distribution information that reflects the number of TEP common units that are currently outstanding following the closing of TEP’s recent equity offering. In response to part (ii) of the Staff’s comment, we have revised the note to this chart to reference the discussion of TEP’s cash distribution policy, which includes detailed disclosure regarding the calculation of cash available for distribution to TEP’s unitholders. Further, we note that TEP has historically only issued equity to fund accretive projects or acquisitions. Similar to most other master limited partnerships, TEP’s principal business strategy is to increase the quarterly distributions that it pays to its unitholders over time, and therefore TEP would generally only plan to fund these projects or acquisitions through an issuance of equity if it believes it will be able to increase its distribution per common unit (or, at a minimum, maintain the same distribution per common unit after issuing the additional equity). Please see pages 5 and 137 the Registration Statement.

11.	Please lower the hypothetical amounts attributable to the incentive distribution rights in this chart, bringing them in line with your anticipated modifications or reductions to the incentive distribution rights, if known. We note your disclosure on page 27 that you anticipate potential reductions to the incentive distribution rights in connection with Tallgrass Energy Partners, LP’s execution of its business plan in which cash-intensive accretive acquisitions and capital projects feature prominently. Should this chart appear in multiple places in your amendment, please make these same changes in every instance.

Response: We have revised the Registration Statement on page 28 to remove the reference to an expectation that our general partner will modify or reduce the incentive distribution rights. Although TEP’s general partner has this right, we do not currently anticipate modifications or reductions to the incentive distribution rights and therefore do not believe it is necessary to lower the hypothetical amounts shown in this chart.

Hypothetical Annualized TEP Distributions to Tallgrass Equity, page 5

12.	If Tallgrass Equity, LLC’s ownership of common units remains at the level you indicate in the note to this chart, please tell us how the hypothetical distributions paid to Tallgrass Equity, LLC increases when the number of outstanding common units increases.

Response: The distributions received by Tallgrass Equity will increase as a result of Tallgrass Equity’s indirect ownership of TEP’s incentive distribution rights, or IDRs. As disclosed in the Registration Statement, the IDRs entitle Tallgrass Equity to receive increasing percentages

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April 2, 2015

(up to a maximum of 48%) of any cash distributed by TEP in excess of $0.3048 per TEP common unit in any quarter. If TEP increases its number of outstanding common units and maintains the same distribution per common unit, the amount of the total distribution will increase, and therefore the amount of that distribution that is attributable to the IDRs will increase as well.

Please see below for two examples that illustrate how the distributions received by Tallgrass Equity, LLC would increase if TEP increases its number of outstanding common units while maintaining the same distribution per common unit.

Securities and Exchange Commission

April 2, 2015

Case 1:

  – Current TEP Common Units Outstanding

  – 4Q 2014 Distribution per Common Unit

  – Assumes Tallgrass Equity Owns 20 million TEP Common Units

	Units	% of Total
Common Units Outstanding	60,234,105	98.63%
GP Units Outstanding	834,391	1.37%

Total Units Outstanding	61,068,496	100.00%

Distribution / Common Unit:	$0.4850

			Distributions Paid
Distribution Level:	Target	Total Distribution / Common Unit	Total	Limited Partner	General Partner	IDRs
Minimum Quarterly Distribution	—	$0.2875	$17,557,193	$17,317,305	$239,887	—
First Target Distribution	0.2875	0.0173	1,056,485	1,042,050	14,435	—
Second Target Distribution	0.3048	0.0488	3,432,556	2,939,424	46,900	446,232
Third Target Distribution	0.3536	0.0777	6,187,971	4,680,190	84,547	1,423,233
Thereafter	0.4313	0.0537	6,388,182	3,234,571	87,283	3,066,327

Total		$0.4850	$34,622,386	$29,213,541	$473,053	$4,935,793

Total Distributions to Tallgrass Equity
General Partner Interest	$473,053
IDRs	4,935,793
20,000,000 Common Units	9,700,000

Total Received by Tallgrass Equity	$15,108,845

Case 2:

  – Hypothetical Increase in TEP Common Units Outstanding

  – 4Q 2014 Distribution per Common Unit

  – Assumes Tallgrass Equity Owns 20 million TEP Common Units

	Units	% of Total
Common Units Outstanding	70,000,000	98.82%
GP Units Outstanding	834,391	1.18%

Total Units Outstanding	70,834,391	100.00%

Distribution / Common Unit:	$0.4850

			Distributions Paid
Distribution Level:	Target	Total Distribution / Common Unit	Total	Limited Partner	General Partner	IDRs
Minimum Quarterly Distribution	—	$0.2875	$20,364,887	$20,125,000	$239,887	—
First Target Distribution	0.2875	0.0173	1,225,435	1,211,000	14,435	—
Second Target Distribution	0.3048	0.0488	3,980,329	3,416,000	46,886	517,443
Third Target Distribution	0.3536	0.0777	7,173,375	5,439,000	84,498	1,649,876
Thereafter	0.4313	0.0537	7,396,395	3,759,000	87,126	3,550,270

Total		$0.4850	$40,140,421	$33,950,000	$472,833	$5,717,589

Total Distributions to Tallgrass Equity
General Partner Interest	$472,833
IDRs	5,717,589
20,000,000 Common Units	9,700,000

Total Received by Tallgrass Equity	$15,890,421

Case Comparison

Total Distributions to Tallgrass Equity
Case 1	$15,108,845
Case 2	15,890,421

Increase in Cash Received by Tallgrass Equity	$781,576

We note that TEP has historically only issued equity to fund accretive projects or acquisitions. Similar to most other master limited partnerships, TEP’s principal business

Securities and Exchange Commission

April 2, 2015

strategy is to increase the quarterly distributions that it pays to its unitholders over time, and therefore, TEP would generally only plan to fund these projects or acquisitions through an issuance of equity if it believes it will be able to increase its distribution per common unit (or, at a minimum, maintain the same distribution per common unit after issuing the additional equity).

13.	Please disclose, if true, that the hypothetical distributions shown assume an increase in Tallgrass Energy Partners, LP’s distributable cash sufficient to offset the distribution reduction that would otherwise occur upon the issuance of the depicted additional common units. Should this chart appear in multiple places in your amendment, please make these same changes in every instance.

Response: We have revised the note to this chart to reference the discussion of TEP’s cash distribution policy, which includes detailed disclosure regarding the calculation of cash available for distribution to TEP’s unitholders. For additional information responsive to this comment, please see our response to comment #10 above.

14.	Similar to comment 11 above, if appropriate, please lower the portion of the distribution allocated to the incentive distribution rights. Should this chart appear in multiple places in your amendment, please make these same changes in every instance.

Response: As referenced in our response to comment #11 above, we do not currently anticipate modifications or reductions to the incentive distribution rights and have removed the reference to an expectation that our general partner will modify or reduce the incentive distribution rights. Therefore we do not believe it is necessary to lower the hypothetical amounts shown in this chart.

15.	We note your disclosure in the first full paragraph at the top of page 6 where you discuss the various ways in which you may facilitate Tallgrass Energy Partners, LP’s growth activities. Here and elsewhere in your prospectus where you state as much, please also indicate that Tallgrass Equity, LLC will receive the proceeds of this offering and that you do not intend to facilitate Tallgrass Energy Partners, LP’s growth activities with the proceeds of this offering, if true.

Response: We acknowledge the Staff’s comment and have revised the disclosure to clarify that Tallgrass Equity, LLC will receive the proceeds of the offering and that we do not intend to use the proceeds to facilitate TEP’s growth activities. Please see pages 7 and 139 of the Registration Statement.

Organizational Structure, page 12

16.	In the organizational chart, please indicate that the Exchange Right Holders are Kelso, EMG, Tallgrass KC, and other persons. We note that you have these entities listed in the defined term “Exchange Right Holders” on page v.

Securities and Exchange Commission

April 2, 2015

Response: We have revised the Registration Statement as requested. Please see pages 13 and 74 of the Registration Statement.

Our and TEP’s Management, page 14

17.	In this section please disclose, if true, that the Exchange Right Holders control Tallgrass Development GP, LLC. Include a description of the ability of the Exchange Right Holders to appoint Tallgrass Development GP, LLC’s board members. Should this section appear in multiple places in your amendment, please make these same changes in every instance. Please also add a risk factor discussing the ramifications of this control and update the “Conflicts of Interest and Fiduciary Duties–Potential for Conflicts” section on page 178 to discuss the ramifications of this control.

Response: We have revised the Registration Statement to include a description of the ability of the Exchange Right Holders to appoint Tallgrass Development GP, LLC’s (now known as Tallgrass Energy Holdings, LLC, or “Holdings”) board members. As referenced in our response to comment #16 above, an affiliate of EMG owns approximately 38% of the voting interests in Holdings, affiliates of Kelso own approximately 37% of Holdings and Tallgrass KC, an entity owned by members of management, owns approximately 25% of Holdings. Each of EMG, Kelso and Tallgrass KC will initially have the right to designate two members of the board of managers of Holdings, subject to maintenance of certain ownership thresholds at Holdings. Therefore none of EMG, Kelso or Tallgrass KC individually have the ability to control Holdings. We have revised the Registration Statement to provide additional clarification regarding the ability to elect the directors of Holdings but do not want to create an implication that these separate groups of investors are acting together for purposes of “control” of Holdings. Please see pages 15 and 159 of the Registration Statement.

18.	In third paragraph on page 15, please disclose the anticipated amount of reimbursable expenses you disclose on page 138. Please disclose this amount when discussing Tallgrass Equity, LLC’s reimbursement obligations elsewhere in the prospectus.

Response: We have revised the Registration Statement as requested. Please see pages 16 and 200 of the Registration Statement.

Use of Proceeds, page 73

19.	Please describe the method used to determine the price paid for the “Acquired TEP Units.” Please refer to Instruction 5 of Item 504 of Regulation S-K.

Securities and Exchange Commission

April 2, 2015

Response: The price paid for the Acquired TEP Units will be determined using the volume weighted average price of the TEP common units for the 30 trading days prior to the date the Company begins marketing its initial public offering. We have revised the Registration Statement to describe this methodology. Please see pages 1, 20 and 77 of the Registration Statement.

Dilution, page 76

20.	We note your disclosure on the cover page of the prospectus that net tangible book value excludes a deferred tax asset and also discloses what dilution would have been including the deferred tax asset. Please tell us and clarify if in the dilution table on page 76 you intend to include or exclude deferred tax assets. Please further explain to us to what the deferred tax assets relate and why you believe your treatment of deferred tax assets is appropriate.

Response: We acknowledge the Staff’s comment and have revised the cover page of the prospectus to remove the reference to a deferred tax asset. We have revised page 79 of the Registration Statement to indicate that there would be no provision for income taxes and therefore no deferred tax asset.

Our Cash Distribution Policy and Restrictions on Distributions

Restrictions and Limitations on Our Cash Distribution Policy, page 77

21.	In the first bullet point on page 78, please disclose, as you have in the last paragraph of this page, that Tallgrass Energy Partners, LP’s general partner has established cash reserves. Please also disclose the current amount of those reserves and current amount of any shortfall in those reserves. Please make the same changes in the last paragraph on page 78.

Response: TEP is required pursuant to its partnership agreement to distribute its available cash to its partners on a quarterly basis. Under TEP’s partnership agreement, available cash is defined to generally mean, for each fiscal quarter, cash generated from TEP’s business in excess of the amount TEP’s general partner (“TEP GP”) determines is necessary or appropriate to provide for the proper conduct of its business, to comply with applicable law or any agreement binding on TEP and its subsidiaries or to provide for future distributions to TEP’s unitholders for any one or more of the upcoming four quarters. Although TEP has historically funded growth capital expenditures primarily with external financing, TEP GP is permitted to set aside cash from operations to fund growth projects or to pay down outstanding debt obligations. TEP GP has not historically established any reserves to provide for future distributions to TEP’s unitholders. TEP has paid a distribution at or in excess of the minimum quarterly distribution during each quarter that it has been a public company, and has increased the distribution consistently, so there hasn’t been any need to set aside available cash to fund future distributions. TEP periodically uses excess cash, or coverage, to pay down outstanding borrowings under its credit facility, but doesn’t establish a formal reserve.

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April 2, 2015

We have revised the disclosure on page 81 to clarify that TEP GP is permitted to set aside cash generated from TEP’s business to fund future acquisition and growth capital expenditures.

22.	In the second bullet point on page 78, please disclose whether your general partner has established, or plans to establish, reserves; disclose the current or planned amount of those reserves; and disclose the amount of any shortfall in those reserves after the offering.

Response: Our general partner does not plan to establish reserves. We have revised the Registration Statement as requested. Please see page 81 of the Registration Statement.

Tallgrass Energy GP, LP

Unaudited Pro form Cash Available for Distribution, page 83

23.	Please clarify and revise footnote (d) on page 84 to explain further how the earnings and distributions of Pony Express are allocated between Tallgrass Energy Partners, LP and the noncontrolling interests.

Response: We have revised the Registration Statement as requested. Please see page 88 of the Registration Statement.

24.	Please provide a footnote explaining the assumptions used in calculating your income tax amount.

Response: We have revised the Registration Statement as requested. Please see page 89 of the Registration Statement.

Estimated Minimum Cash Available for Distribution by TEP Based on Estimated Minimum TEP Adjusted EBITDA (Unaudited), page 87

25.	We note that you provide estimated cash available for distribution by Tallgrass Energy Partners, LP for the twelve months ended June 30, 2016. Considering there is currently a six-month gap between the end of the historical audited financial statement period of Tallgrass Energy Partners, LP and the beginning of the projected pro forma period, please tell us how you determined it was appropriate to present projections for the twelve months ended June 30, 2016. In all future amendments, please disclose whether there are any events that have occurred or are expected to occur during the gap period which would cause the results or cash flows of the projected pro forma period to materially change.

Securities and Exchange Commission

April 2, 2015

Response: We currently expect to commence marketing the proposed offering as soon as reasonably practicable following clearance of all material comments of the Staff to the Registration Statement. The Partnership is hopeful of being able to market and close the offering prior to the stale date for the audited financial statements (May 14, 2015). The Partnership believes that the most relevant period for these projections is the one that covers the first four full quarters in which investors would own Class A Shares, which would be the four quarters ending June 30, 2016. Further, we believe this period is the most appropriate because it better represents TEP’s anticipated runrate performance going forward, as it incorporates the completion of the lateral in Northeast Colorado that will interconnect with the Pony Express System and is currently under construction (assumed to be in service on May 1, 2015). We have revised the Registration Statement throughout to reflect the completion of material events that have occurred during the gap period, such as the completion of TEP’s acquisition of an additional 33.3% in Pony Express and the 2015 Equity Offering. TEP does not experience material seasonality in its cash flows and we do not otherwise currently expect any additional events to occur that would cause the results or cash flows of the projected pro forma period to materially change. We will update the Registration Statement in future amendments if that analysis changes. We would not expect to roll the forecast period forward another quarter unless the offering is delayed beyond the stale date.

26.	Explain to us and clarify if your interest expense and cash interest cost assumes the additional borrowings to finance your expansion capital expenditures.

Response: Interest expense and cash interest cost assumes additional borrowings on TEP’s revolving credit facility to fund TEP expansion capital expenditures that are currently expected during the forecast period. We have revised the Registration Statement on page 92 to further clarify.

27.	Explain to us why there is no change in the cash interest expense amount of $4.1 million for the twelve month forecast period ended June 30, 2016 from the year end December 31, 2014 for Tallgrass Equity, LLC. If you do not anticipate additional borrowings in the forecast period then please state this.

Response: The proforma financial statements for Tallgrass Equity for the year ended December 31, 2014 have the same debt and interest rate assumptions ($150 million at an interest rate of 2.655%) as the forecast period ended June 30, 2016. We do not anticipate additional borrowings by Tallgrass Equity during the forecast period at this time.

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April 2, 2015

Assumptions and Considerations Related to the Estimated Minimum Cash Available for Distribution by Tallgrass Equity Based upon Estimated Minimum TEP Adjusted EBITDA

Crude Oil Transportation & Logistics Segment Adjusted EBITDA, page 90

28.	Please tell us and disclose the reasons why you are assuming the Pony Express System will have average firm contracted capacity of approximately 286,413 bbls/d and average walk-up volumes of 14,250 bbls/d during the forecast period.

Response: The Pony Express System effectively has three tranches of contracted capacity, Guernsey to Cushing, transportation on the lateral pipeline in Northeast Colorado, which also delivers volumes to Cushing, and contracted capacity for our Expansion Project discussed on page 95 of the S-1. All Guernsey contracts are currently active. We assume that contracts on the lateral in Northeast Colorado will be activated on May 1, 2015 and that the Expansion Project contract will activate on January 1, 2016. We have revised the Registration Statement to include additional disclosure regarding these assumptions. Please see page 95.

We have also revised the Registration Statement to show a slightly more conservative number of 12,250 bbls/d of average walkup volume on the Pony Express System. The Pony Express System does not have historical walkup shipping history to rely upon for making walkup projections due to: (i) limited time in-service, (ii) no shipping history on the recently activated Hiland Joint Tariff, and (iii) no shipping history on the lateral in Northeast Colorado, which is not yet in-service.

We have taken a two pronged approach to determine what we believe is a reasonable amount of walkup volume. First, our business development team is in regular discussions with customers and potential customers regarding their desire to transport barrels on the Pony Express System. Their current estimates of walkup demand based on these conversations are greater than the average volume we are assuming in the forecast period. Second, based on FERC regulations, the Pony Express System must keep 10% of capacity available for walkup shippers, which provides a baseline of estimated demand on a pipeline. Upon completion of the lateral in Northeast Colorado, the Pony Express System will have a design capacity of 320,000 bbls/d. The expansion of the Pony Express System is currently expected to increase capacity by approximately 30,000 bbls/d. Our assumed walkup volume is less than 4% of both the Pony Express System’s 320,000 bbls/d base design capacity and the expected design capacity after giving effect to the expansion of the Pony Express System.

For the foregoing reasons, we believe 12,250 bbls/d of average walkup volume is a reasonable assumption for the forecast period.

Securities and Exchange Commission

April 2, 2015

Processing & Logistics Segment Adjusted EBITDA, page 90

29.	We have read your risk factor disclosure on page 41 with respect to declining natural gas prices and how such declines may result in lower realizations on your percentage of proceeds contracts. Please revise your disclosure, either here or in another appropriate place, to explain why Tallgrass Energy Partners, LP does not currently hedge their exposure in these contracts and if it has any plans to do so in the future. Further, advise us if a sensitivity analysis could be performed which would provide investors insight into how changes in the price of natural gas impact your profitability under these contracts. In this regard, if a sensitivity analysis can be performed then advise us if plan on updating your revenue recognition critical accounting policy on page 126.

Response: We acknowledge the Staff’s comment and have revised the risk factor on page 43 and the disclosure on pages 94 and 96 to more accurately reflect the extent of TEP’s commodity price exposure and explanation as to why we do not hedge that commodity price exposure. We have updated our sensitivity analysis and the impact of a theoretical 10% movement in commodity prices on TEP’s Adjusted EBITDA is less than $1 million. As a result, we concluded that the potential impact is not material and have therefore made no changes to our critical accounting policies.

Cost of Sales and Transportation Services, page 91

30.	Please explain in more detail your assumption related to decreases in cost of sales and transportation services and the increases in operations and maintenance expenses and general and administrative expenses. In this regard, please address why you expect that revenue from the Pony Express pipeline will almost double but expenses will only increase in moderate amounts or decrease.

Response: Our assumed decrease in cost of sales and transportation services expense to $146.0 million for the twelve-month period ending June 30, 2016 from $191.7 million for the year ended December 31, 2014 is primarily driven by the contract structure in our Processing & Logistics segment and volumetric declines discussed on page 95 under Processing & Logistics Segment Adjusted EBITDA. In this segment we recognize revenues for all of the natural gas liquids and, to a lesser extent, the residue gas that we produce and sell pursuant to our processing contracts. A substantial majority of our revenues received from downstream third parties are remitted to our customers and reflected as cost of goods sold in our income statement. As a result, only a small portion of our revenues, after deducting the associated costs of goods sold, are retained by us as profit under our processing arrangements. The forecast period reflects a decline in our expected realized natural gas liquids prices to $0.49 per gallon from $0.94 per gallon during 2014.

We also forecast an increase in operations and maintenance expenses and general and administrative expenses from the year ended December 31, 2014 to the twelve-month period ending June 30, 2016. These increases are primarily associated with the operation of our Pony Express System, which was placed into service in October 2014. As a result, the forecast period reflects twelve months of operations compared to three months of operations during 2014. Furthermore, a substantial majority of both our operations and maintenance and general

Securities and Exchange Commission

April 2, 2015

and administrative expenses relate to personnel costs, which are not expected to directly correlate with revenues at the Pony Express System. We have revised the Registration Statement to explain these assumptions in more detail. Please see page 96 of the Registration Statement.

Tallgrass Equity Interest Expense, page 92

31.	Please disclose the basis for the assumed interest rate on Tallgrass Equity, LLC’s revolving credit facility.

Response: We have revised the Registration Statement as requested. Please see page 98 of the Registration Statement. We will revise this assumption to reflect any changes in terms as Tallgrass Equity, LLC’s revolving credit facility is finalized.

How We Make Cash Distributions

Other Sources of Available Cash, page 94

32.	In the last bullet point of this section, please disclose the actual amounts of established reserves, the anticipated amounts of planned reserves, and the amount of any shortfall in those reserves after the offering.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we have not and do not anticipate establishing formal reserves and therefore do not believe additional disclosure is necessary. Please refer to our response to comment #21 above.

Selected Historical Financial Data, page 96

33.	Please provide to us your accounting analysis which supports reflecting your ownership interest in Tallgrass Equity, LLC on a consolidated basis. Please summarize for us how you concluded consolidation was appropriate under the accounting literature in ASC 810. In this regard, we note the Exchange Right Holders will own a significant non-controlling interest in Tallgrass Equity, LLC.

Response: In response to the Staff’s request, we have provided in a supplemental letter, which we will deliver under separate cover, our accounting analysis which supports reflecting our ownership interest in Tallgrass Equity, LLC on a consolidated basis, including a summary of how we concluded consolidation was appropriate under the accounting literature in ASC 810.

34.	We note that in connection with the completion of this offering you will issue Class B shares to the Exchange Right Holders and these shares can be exchanged into Class A shares. Please explain to us why the Class B shares were not considered dilutive for purposes of calculating pro forma diluted earnings per share.

Securities and Exchange Commission

April 2, 2015

Response: A Class B share will not be entitled to receive distributions from the Partnership and may only be exchanged for a Class A share if, simultaneously therewith, an equal number of Tallgrass Equity units are transferred by the exercising party to the Partnership. Following such exchange, the Class B shares will be cancelled and the Partnership’s ownership interest in Tallgrass Equity will increase in proportion to the number of new Class A shares issued in connection with such exchange. As a result, the Class B shares are not considered dilutive for purposes of calculating pro forma diluted earnings per share because the effect of the exchange of a Class B share is simply to shift the income from the “non-controlling interest” to the “controlling interest” of the Partnership in proportion to the increase in newly issued Class A shares. For example, if there are 25 Class A shares and 75 Class B shares outstanding following this offering, the Partnership will own 25 Tallgrass Equity units and the Exchange Right Holders will own 75 Tallgrass Equity units. In that case, 100% of the net income from Tallgrass Equity would be reflected in the Partnership’s financial statements, but 75% would be deducted as “net income attributable to noncontrolling interests.” Please see below for an illustration of the impact of an exchange of 5 Class B shares (together with an equivalent number of Tallgrass Equity units) for 5 Class A shares in that example, assuming $1,000 of net income.

	Prior to Exchange	After Exchange
Class A shares outstanding	25	30
Class B shares outstanding	75	70
Tallgrass Equity units held by TEGP	25	30
Tallgrass Equity units held by Exchange Right Holders	75	70

TEGP Net income	$1,000	$1,000
Less net income attributable to noncontrolling interests	(750)	(700)
Net income attributable to TEGP Class A shares	$250	$300
Pro forma basic net income per Class A share	$10	$10
Pro forma diluted net income per Class A share	$10	$10

*	As discussed on page F-6 of the Registration Statement, basic and diluted pro forma net income per Class A share are equivalent as there will be no securities outstanding at the date of closing of the Offering that are dilutive to Class A shares.

Securities and Exchange Commission

April 2, 2015

As shown in the example above, the issuance of additional Class A shares would be offset by the increased percentage of net income attributable to the Class A shares following an exchange, and therefore the Class B shares are not considered dilutive for purposes of calculating pro forma diluted earnings per share.

Management’s Discussion and Analysis, page 98

35.	Please revise this section, limiting it to the discussion and analysis of the financial statements and other data that you believe will enhance a reader’s understanding of your financial condition, changes in financial condition, and results of operations, all as contemplated by Item 303 of Regulation S-K. In particular we note that the “Overview- Introduction” section is repeated in the “Our Business” section and that the following sections are repeated elsewhere in the prospectus or have little bearing on your financial condition, changes in financial condition, and results of operations: “Tallgrass Energy Partners, LP,” “Emerging Growth Company,” and “Overview of TEP’s Operations.”

Response: We have revised the Registration Statement as requested. Please see pages 104 and 105 of the Registration Statement.

Critical Accounting Policies and Estimates, page 126

36.	Please note that the accounting policy notes in the financial statements should generally describe the method you use to apply an accounting principle; whereas the discussion in Management’s Discussion and Analysis of Financial Condition and Results of Operations should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Please include an analysis, to the extent material, of factors such as how you arrived at critical estimates, how accurate the estimate has been in the past, how much the estimate has changed in the past, and whether the estimate is reasonably likely to change in the future. In addition, your disclosure should address sensitivity of the estimate to change based on other outcomes that are reasonably likely to occur and would have a material effect. Please refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No 34-48960.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see the revised “Critical Accounting Policies and Estimates” section on pages 129, 130 and 131 of the Registration Statement.

Securities and Exchange Commission

April 2, 2015

Certain Related Party Transactions

Exchange Right, page 172

37.	In this section, please disclose the timing and the circumstances under which the “Exchange Right Holders” can exchange shares.

Response: We have revised the Registration Statement as requested. Please see page 174 of the Registration Statement.

Unaudited Tallgrass Energy GP, LP Pro Forma Condensed Consolidated Financial Statements, page F-2

38.	Please revise your equity section to disclose the number of shares authorized and outstanding by class on a pro forma basis. In this regard, we note the anticipated equity structure includes Class B shares. Reference is made to SAB Topic 4:F.

Response: We acknowledge the Staff’s comment and have revised the pro forma equity section beginning on page F-3 to reflect the number of Class A and Class B shares issued and outstanding. As a limited partnership, we do not have an “authorized” share concept in our agreement of limited partnership and are permitted to issue an unlimited number of additional limited partner interests.

39.	Please tell us why you have not presented a pro forma net income per share for Class B shares. Please tell us your consideration of ASC 260-10-45-60B(d).

Response: We acknowledge the Staff’s comment and respectfully submit that the Class B shares are non-participating securities. The Financial Accounting Standards Board Master Glossary defines a participating security as “a security that may participate in undistributed earnings with common stock, whether that participation is conditioned upon the occurrence of a specified event or not. The form of such participation does not have to be a dividend- that is, any form of participation in undistributed earnings would constitute participation by that security, regardless of whether the payment to the security holder was referred to as a dividend.” Our cash distribution policy will require us to distribute all available cash quarterly, however only holders of Class A shares are entitled to participate in our distributions. As the Class B shares will not share in our earnings, pro forma basic and diluted net income per Class B share have not been presented. We have revised the Registration Statement to clarify why we have not presented pro forma net income per Class B share. Please see page F-6 of the Registration Statement.

40.

We note the pro forma financial statements give effect to Tallgrass Equity, LLC’s entry into a new revolving credit facility. Rule 11-02(b)(6) of Regulation S-X requires that pro form adjustments give effect to events

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April 2, 2015

that are factually supportable. Please tell us if you expect to finalize this agreement prior to requesting effectiveness. To the extent you do not expect to finalize the agreement prior to requesting effectiveness, please tell us how you intend to ensure that this adjustment meets the factually supportable criteria. Once finalized, please revise your pro forma financial information, as well as disclosures throughout the filing, to give effect to the final terms of Tallgrass Equity, LLC’s new revolving credit facility prior to effectiveness.

Response: We are currently negotiating the terms of Tallgrass Equity, LLC’s new revolving credit facility and expect to finalize Tallgrass Equity, LLC’s credit facility and file it as an exhibit to the Registration Statement prior to requesting effectiveness. Once such credit facility is finalized, we will revise our pro forma financial information and other disclosure throughout the filing to give effect to its final terms.

41.	We note your disclosure that the effect of a 0.125% variance in interest rate on pro forma interest expense would have been approximately $188,000 million annually. This appears quite large in comparison to your estimated amount of debt and interest expense. Please revise or explain your assumptions in more detail.

Response: We have revised the Registration Statement to remove the inadvertent “million” reference. Please see page F-5 of the Registration Statement.

42.	Refer to your income tax expense pro forma adjustment (j). Please explain to us and clarify how you calculated the pro forma income tax expense adjustment using an effective tax rate of 37%. Further, clarify for your inventors in plain English the meaning of your statement in adjustment (j), “The effective tax rate was applied to income adjusted to eliminate losses from subsidiary investments included in equity accounting but not properly allocable to TEGP for income tax purposes.” Lastly, clarify for investors the amount of income which will be allocable to you for income tax purposes and how such amount is determined.

Response: We have revised the Registration Statement on page F-5 to reflect that the income tax provision of $3.0 million was calculated using a combined federal and state effective income tax rate of 37% applied to net income before income taxes of $54.9 million less net income attributable to noncontrolling interests of $47.0 million, plus other equity accounting adjustments of approximately $0.3 million. The provision is calculated on the amount of book income that would be allocable to TEGP for tax purposes.

Securities and Exchange Commission

April 2, 2015

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (913) 928-6045 or Mollie Duckworth of Baker Botts L.L.P. at (512) 322-2551.

Very truly yours,

TALLGRASS ENERGY GP, LP

By:	TEGP Management, LLC,
its general partner

By:	/s/ Gary J. Brauchle
Gary J. Brauchle
Executive Vice President and Chief Financial Officer

Enclosures

cc:	Mollie Duckworth, Baker Botts L.L.P.

David Oelman, Vinson & Elkins L.L.P.

Sarah Morgan, Vinson & Elkins L.L.P.

George Rider, Tallgrass Energy GP, LP